November 4, 2003

MAIL STOP 0304

via U.S. mail and facsimile

Ludvik Rolin, President
Victory Eagle Resources Corporation
Suite 317-5158 48th Avenue
Delta, British Columbia
V4K 5B6

Re:      Victory Eagle Resources Corporation
Form SB-2 filed October 5, 2004
      File No.:  333-119546

Dear Mr. Rolin:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the staff for our review.
2. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.
3. Please note that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with
FASB Statement No. 7. This is because the term, " development stage" as defined in Industry Guide 7 applies only to companies with established commercially minable deposits (reserves) for extraction, which are not in the production stage. Please refer to Securities Act Industry Guide 7, paragraph (a) and revise the financial statement head notes and notes to the financial statements to disclose that the Company is in the exploration stage. Direct your independent accountant to revise the report.

Registration Statement Cover Page
4. Please include the IRS Employer Identification Number.

Prospectus Cover Page
5. The prospectus cover page should be limited to the information required by Item 501 of Regulation S-B. Therefore, please remove the statements that "there is no minimum amount being raised because we intend to utilize any and all funds raised for our proposed explorations," "we may need to seek additional financing to complete our exploration program," "we are a mineral exploration company with eight mineral claims," and "the property has no proven or probable mineral reserves."
6. Please disclose whether there are any minimum purchase requirements, as required by Item 501(a)(9)(iii) of Regulation S-B.
7. Please include a footnote to the table stating the estimated offering expenses.
Summary of our offering, page 5
8. Please name the party that staked the claims for Mr. Rolin and disclose any relationship with the company, its officers, directors or affiliates.
9. Please explain the statement that "the claims are registered in Mr. Rolin`s name to avoid paying additional fees."
10. Please remove the reference to exhibit 10.9, unless it will be provided to investors with the prospectus.
11. Please provide the definition of "exploration stage corporation" set forth in Guide 7(a)(4)(i) to the Securities Act Industry Guides.
Provide similar disclosure under the subheading "General" in the Business section.
12. Please state that you have no revenues, have achieved losses since inception, have no operations, have been issued a going concern opinion and rely upon the sale of your securities and loans from officers and directors to fund operations. Provide similar disclosure under the subheading "General" in the Business section.
13. We note the references to "the property." It appears that the company`s only right to the property consists of mineral claims. Please revise to clarify that this "property" is simply mineral claims.
14. Please clearly state, if true, that you are not a blank check company subject to Rule 419 and that you have not intent to merge with or acquire another company in the foreseeable future.
15. Please provide the telephone number of your principal executive offices, as required by Item 503(b) of Regulation S-B.
16. Provide a summary of selected financial information.

Risk Factors, page 6
17. Add a risk factor that addresses that fact that the
probability
of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably be lost.
18. Add a risk factor that addresses the fact that a professional geologist or mining engineer has not examined your property in the field. Detail the risks to investors.
19. Please provide a risk factor to discuss the fact that the claims
are recorded in Mr. Rolin`s name rather than the company and the resultant risk.
20. We note the following statement in risk factor one: "Because our
officers and directors are unwilling to loan or advance any additional capital to us, we believe that if we do not raise at least
$25,000 from our offering, we may have to suspend or cease
operations
within eight months. If we suspend our operations, you will lose your
entire investment." Please reconcile this risk with the use of proceeds section indicating the first $27,500 will be used to repay a loan to our director, Ludvik Rolin. The funds were used to pay for offering expenses of approximately $25,000.
21. The offering expenses should be reconciled throughout the prospectus. You refer to offering expenses of both $25,000 and $25,250.
22.
Consider combining risk factors 1, 4 and 11, since they all relate to
the raising of sufficient money in this offering.
23. Consider combining risk factors 3, 7 and 8, since they all relate
to the lack of known reserves and the possibility that even if there
are reserves they won`t be profitable.
24. Please revise the narrative in risk factor four to clearly state
the risk to the company and/or investors.
25. We note risk factor five." Please expand this risk factor to disclose the months during which the roads are passable and you can continue field exploration.
26. Please disclose in risk factor 13 that Mr. Rolin currently owns
100% of the outstanding common stock.
27. Please explain risk factor 14 in light of the fact that Rule
144
is not currently available to Mr. Rolin. We may have further comment.
28. In light of the accounting comment, please add a risk factor discussing the going concern.

Use of Proceeds, page10
29. It appears from your disclosures that you have made partial payments of the offering expenses. Please revise to disclose the following:
a. The offering expenses paid through July 31, 2004 and any payments made subsequent to July 31, 2004. Revise to include such disclosures in notes to financial statements as appropriate.
b. The balance of the offering expenses payable from the offering proceeds.
c. Please revise the computations of net offering proceeds by deducting the balance of the offering expenses payable from the gross offering proceeds, and include footnotes as appropriate to disclose your computations. In addition, please ensure that amounts representing offering expenses and net proceeds are consistent with similar amounts presented in " Capital requirements of our proposed exploration program", page 23.
d. Please revise your table to present four scenarios consistent with your presentation in "Dilution of the price you pay for shares", page
11. Your table should have four columns (25%, 50%, 75% and 100%) starting with gross proceeds of $47,500, $95,000, $142,500, and $190,000 for each respective scenario.
30. We note that Mr. Rolin loaned the Company $26,500 for the partial payment of costs associated with this offering and for general and administrative expenses. Please note that only the costs that are directly related to this offering may be offset against gross offering proceeds. All other costs and expenses must be expensed as incurred.
31. Please revise the allocation of net proceeds if 100% of the offering is raised, as the total equals more than the net offering proceeds.
32. Please break down the various expenses associated with each phase of exploration so it is clear what exploration activities will occur at various levels of funding.
33. We note the statement that management reserves "the right to reassess and reassign the use [of proceeds] if, in the judgment of our board of directors, changes are necessary or advisable." You may reallocate your use of proceeds if you clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of Regulation
S-K for guidance.
34. State the interest rate and date of maturity of the registrant`s debt to Mr. Rolin that you intend to pay with the proceeds of this offering. We note the statement that a portion of the loan from Mr.
Rolin was used to pay offering expenses. Please clarify the amount of offering expenses paid from this loan. Also, disclose the use of the loan beyond offering expenses.

Dilution of the Price You Pay for Shares, page 11
35. We note the following issues relating to the presentation of dilution tables and narratives:
a. Please revise the second paragraph on page 11 to indicate that as of July 31, 2004 the net tangible book value was a deficit of $
22,403 or approximately ($ .01) per share.

b. We note your computations of net tangible book value after the offering are based on the gross offering proceeds. You have not deducted the net tangible deficit of $ 22,403 as of July 31, 2004 and the balance of offering expenses payable in your computations of net tangible book value after the offering in all four scenarios. Please revise to do so. Accordingly, please revise the net tangible book value per share, dilution and gains to existing shareholders as appropriate.

c. Please correct the alignment in the tables presented on pages
12-
13 and round all per share amounts to the nearest penny.
Plan of Distribution;  Terms of the Offering, page 13
36. Please reconcile disclosure regarding the number of officers you have. In this section you describe Mr. Rolin as "one of our officers and directors." On page 21, under Employees and Employment Agreements," you refer to Messrs. Rolin and Kelly as "officers." On page 25, under "Management" you state that Mr. Kelly`s position is that of "Director." Please reconcile throughout the prospectus.
37. Supplementally confirm your awareness of the anti-manipulation rules concerning securities offerings. Also, provide a brief discussion of the requirements of Regulation M.
38. We note your statement that "Mr. Rolin has not during the last twelve months and will not in the next twelve months offer of sell securities for another corporation." Rule 3a4-1 requires that the person not participate in selling and offering securities for any issuer more than once every twelve months. Please revise as appropriate.

Business, page 15
39. Disclose:
* The nature of your ownership or interest in the property.
* Any other underlying agreements or interests in the property.
* Provide names, claim or grant number, date of recording and expiration date, so your claims can be distinguished from other claims in the area.
* Disclose the conditions you must meet to keep these claims.
* Disclose the area of your claims, either in hectares or acres. Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b)(2) of Industry Guide 7.
40. In your section on "previous exploration," you disclose that exploration or staking has taken place on adjacent properties. Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other companies outside of your properties.
41. Please name the business associate of Mr. Rolin that allows you to share office space.

Property Geology, page 17
42. Please explain technical terms used in this section such as Jurassic grandiorite, monzonite intrusion, gabbro dykes, hornblende porphyry dykes, etc.


Our Proposed Exploration Program, page 18
43. Please disclose whether you have had any negotiations or agreements, preliminary or otherwise, with a geologist to assist in the exploration of the mineral claim. If an agreement is entered into prior to effectiveness of this registration statement, confirm supplementally your awareness of the need to file an amendment to disclose the material terms and file the agreement as an exhibit.
44. You have indicated that Phases 1 and 2 will take up to seven months. Please specify the persons who will make the assessment whether to continue exploration and describe the criteria they will consider in making that decision.
45. Discuss how your business plan and targeted milestones will change as a result of receiving amounts less than the maximum proceeds from this offering. We may have further comment.
46. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.
47. Make it clear to investors that even if you complete your current
exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.
48. Please substantial the claim that your exploration program is "designed to economically explore and evaluate the properties."
49. We note the disclosure that phase one will cost up to $30,000. Please disclose the use of this amount. Currently you only disclose the use of approximately $20,000 in phase one. Also, disclose the anticipated costs of trenching in phase one.
50. We note the statement that phase one will take approximately 3 months. Since you indicate you have recently begun this phase of exploration, please disclose the anticipated date of completion for phase one.
51. Please provide a greater discussion of the geophysical work
and
the diamond drilling in phase two.
52. Please disclose the impact various levels of funding received from this offering will have upon your proposed exploration activities.
Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 22
53. Please explain the reference to a minimum of $600 in
exploration
work in light of the fact that there are 8 mineral claims
requiring
$100 in exploration per claim.
54. Please disclose the current cash as of the most recent practicable date and then indicate how long you can currently satisfy your cash requirements, as required by Item 303(a)(1)(i) of
Regulation S-B.
55. We note the reference to three phases of your proposed exploration program on page 23. The business section only discusses two phases.  Please discuss in detail phase three of your proposed exploration.
56. Please reconcile the disclosure in risk factor one and on page
22
that your officer will not provide any additional loans with the disclosure on page 23 that "Mr. Rohn has expressed an indication that he may be willing to loan the company up to an additional $20,000 if necessary." Please provide the reason why your officer and directors are unwilling to loan the company money at this time.
57. Please revise to include in a separately captioned section of the
Company`s off balance sheet arrangements, if any, as required by Item
303 (c) of Regulation S-B.

Management, page 24
58. Please disclose the amount of time each officer and director will devote to the business of your company, in addition to the percent of time.
59. Please disclose the period during which Mr. Rolin has worked as a free miner.
60. Please disclose how conflicts of interest will be resolved and whether the company has a formal policy to handle conflicts of interest.
61. We note the disclosure that you do not foresee a "direct conflict of interest" because the company does not intend to acquire the additional properties. Please explain "direct" conflict of interest and disclose whether your officer and directors intend to acquire additional properties. If so, please discuss whether this creates a conflict of interest, direct or otherwise.
62. Please provide the disclosure required by Item 201(a)(2)(ii) of
Regulation S-B.


Description of Securities, page 28
63. We note your disclosure that "[a]ll shares of common stock now outstanding are fully paid for and non-assessable." This statement is a legal conclusion that you are not qualified to make. Either delete this reference or attribute it to counsel.
64. Please reconcile the percent ownership after this offering, assuming the maximum amount is raised on page 30 with the disclosure in the beneficial ownership table.

Financial Statements
65. You state that you are a "development stage company" which is a phrase commonly used in financial statements in other industries. Under Industry Guide 7, mineral exploration companies may not call themselves "development stage companies." See http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm under section F (10) titled "Issues in the Extractive Industry."

Independent Auditors` Report, F-1
66. In view of the disclosures in the final paragraph of Capital Requirements of Our Proposed Exploration Program and the Liquidity and Capital Resources section, direct your independent accountant to explain to the staff why its audit report does not include a going concern modification as contemplated by AU Section 341. If the report is revised in accordance with AU Section 341, please disclose management`s plans to overcome its financial difficulties in a note to the financial statements and in the Liquidity section of Management`s Discussion and Analysis.

Note 1 - Summary of Accounting Policies, F-6
67. Disclose the company`s fiscal year-end.
68. Please revise to include a description of the nature of the exploration stage activities in which the company is engaged as required by SFAS 7

Note 2 - Related Party Transactions, F-6
69. Please revise to disclose when management expects the claims to be transferred to the company. Disclose the method of accounting for the receipt of the claims and the value to be attributed to the claims. Provide this disclosure in Management`s Discussion and Analysis as well.


Outside Back Cover Page
70. Please comply with Item 502(b) of Regulation S-B regarding the dealer prospectus delivery obligation.

Part II

Item 25.  Other Expenses of Issuance
71. Please reconcile the SEC registration fee with the fee table on the registration statement cover page.
72. Supplementally provide the name of the attorney or law firm to which you have paid $15,000 in legal fees.

Exhibits
73. We note the statement listing the states counsel is licensed to practice law in and the statement that counsel is familiar with the general law of the state of Nevada. Counsel may not qualify the opinion as to jurisdiction. Please file a validly executed legality opinion.
74. Please file schedule A with the subscription agreement.
Closing Comments
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 942-1941 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at (202) 942-1946 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Ludvik Rolin at 604-642-6196
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Ludvik Rolin, President
Victory Eagle Resources Corporation
November 4, 2004
Page 11